Medical Transcription Billing, Corp.

7 Clyde Road

Somerset, NJ 08873

July 11, 2014

VIA EDGAR

Mark P. Shuman

Branch Chief – Legal

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Re:	Withdrawal of Acceleration Request Medical Transcription Billing, Corp. Registration Statement on Form S-1 Commission File No. 333-192989

Dear Mr. Shuman:

By letter dated July 9, 2014, Medical Transcription Billing, Corp. (the “Company”) requested that the above-referenced Registration Statement be declared effective at 4:00 p.m. on July 10, 2014, or as soon thereafter as practicable.

Pursuant to discussions between the Company’s counsel and the Staff of the Securities and Exchange Commission, the Company hereby requests that its request for acceleration of effectiveness dated July 9, 2014 be withdrawn effective immediately.

Very truly yours,

MEDICAL TRANSCRIPTION BILLING, CORP.

By:	/s/ Mahmud Haq
Mahmud Haq Chief Executive Officer